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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934
SIX FLAGS, INC.

(Name of Issuer)
Common Stock, par value $.025 per share

(Title of Class of Securities)
83001P109
(CUSIP Number)
July 22, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:            83001P109

1	NAME OF REPORTING PERSON
Cascade Investment, L.L.C.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
8,010,020

		6	SHARED VOTING POWER
-0-

		7	SOLE DISPOSITIVE POWER
8,010,020

		8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,010,020

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%

12	TYPE OF REPORTING PERSON
CO

CUSIP No.:              83001P109

1	NAME OF REPORTING PERSON
William H. Gates III
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
8,010,020

		6	SHARED VOTING POWER
-0-

		7	SOLE DISPOSITIVE POWER
8,010,020

		8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,010,020

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%

12	TYPE OF REPORTING PERSON
IN

Item 1.

(a)	Name of Issuer:
Six Flags, Inc. (the "Issuer")

(b)	Address of Principal Executive Offices of the Issuer:
11501 Northeast Expressway Oklahoma City, Oklahoma 73131

Item 2.

(a)	Name of Persons Filing:
Cascade Investment, L.L.C. ("Cascade") and William H. Gates III ("Gates")

(b)	Address of Principal Business Office:
Cascade—2365 Carillon Point, Kirkland, Washington 98033 Gates—One Microsoft Way, Redmond, Washington 98052

(c)	Citizenship:
Cascade is a limited liability company organized under the laws of the State of Washington. Gates is a citizen of the United States of America.

(d)	Title of Class of Securities:
Common Stock, par value $.025 per share ("Common Stock")

(e)	CUSIP Number:
83001P109

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable

Item 4. Ownership.

(a)	Amount beneficially owned:
8,010,020*

(b)	Percent of class:

8.6%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
8,010,020*

	(ii)	Shared power to vote or to direct the vote

-0-

	(iii)	Sole power to dispose or to direct the disposition of
8,010,020*

	(iv)	Shared power to dispose or to direct the disposition of
-0-

* The number of shares of Common Stock shown includes 599,520 shares of Common Stock into which 500,000 shares of the Issuer's Preferred Income Equity Redeemable Shares ("PIERS") held by Cascade are currently convertible. All Common Stock and PIERS held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade. Michael Larson, the manager and executive officer of Cascade, has voting and investment power with respect to the Common Stock and PIERS held by Cascade. Mr. Larson disclaims any beneficial ownership of the Common Stock and PIERS beneficially owned by Cascade and Mr. Gates.

Item 5. Ownership of Five Percent or Less of a Class:

        Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

        Not Applicable

Item 8. Identification and Classification of Members of the Group:

        Not Applicable

Item 9. Notice of Dissolution of a Group:

        Not Applicable

Item 10. Certification:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2002
CASCADE INVESTMENT, L.L.C.
By	/s/ MICHAEL LARSON Michael Larson, Manager
WILLIAM H. GATES III
/s/ MICHAEL LARSON William H. Gates III, by Michael Larson as attorney in fact*

JOINT FILING AGREEMENT

        We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

DATED: July 31, 2002
CASCADE INVESTMENT, L.L.C.
	By	/s/ MICHAEL LARSON Michael Larson, Manager
WILLIAM H. GATES III
/s/ MICHAEL LARSON William H. Gates III, by Michael Larson as attorney in fact*

        * Duly authorized under power of attorney dated March 14, 2001, by and on behalf of William H. Gates III, filed with Cascade's Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.

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SIGNATURE
JOINT FILING AGREEMENT